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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                           TRIAD SYSTEMS CORPORATION
                           (Name of Subject Company)

                           TRIAD SYSTEMS CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                  895818 20 1
                     (CUSIP Number of Class of Securities)

                                JAMES R. PORTER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           TRIAD SYSTEMS CORPORATION
                                3055 TRIAD DRIVE
                              LIVERMORE, CA 94550
                                 (510) 449-0606
                 (Name, address and telephone number of persons
                authorized to receive notice and communications
                    on behalf of person(s) filing statement)

                                    COPY TO:

                             DANIEL COOPERMAN, ESQ.
                       MCCUTCHEN, DOYLE, BROWN & ENERSEN
                         MARKET POST TOWER, SUITE 1500
                             55 SOUTH MARKET STREET
                               SAN JOSE, CA 95113

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Triad Systems Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 3055 Triad Drive, Livermore, California 94550. The title of the class of equity securities to which this statement relates is the Company's common stock, par value $.001 per share ("Share", collectively the "Shares"), including the related common stock purchase rights (the "Rights") issued pursuant to the Amended and Restated Rights Agreement, dated as of December 6, 1993 (the "Rights Agreement"), between the Company and Chemical Trust Company of California, as Rights Agent, which will be inapplicable to the Merger (as defined below).

ITEM 2. TENDER OFFER OF BIDDER.

     This statement relates to the tender offer by CCI Acquisition Corp., a Delaware corporation ("Purchaser") and an affiliate of Cooperative Computing, Inc., a Texas corporation ("Parent"), to purchase all outstanding Shares at a price of $9.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed respectively as Exhibits 1 and 2 hereto and are incorporated herein by reference. The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 and Schedule 13D, dated October 23, 1996 (the "Schedule 14D-1"), which was filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Commission thereunder. The Offer is being made by Purchaser pursuant to the Agreement and Plan of Merger, dated as of October 17, 1996 (the "Merger Agreement"), among Parent, Purchaser and the Company.

     In addition, pursuant to the Merger Agreement, the Company expects to distribute to its stockholders ownership interests in an entity that will own, directly or indirectly, certain real property located in Livermore, California and related assets of the Company (the "Spin-Off"). See Item 3(b)(2), "The Spin-Off". The Merger Agreement provides that such distribution will be made in the form of a dividend payable to the record holders of the Shares immediately prior to the acceptance of Shares in the Offer. The payment of such dividend is contingent upon the consummation of the Offer and is subject to a number of conditions, including compliance with all applicable laws, including state and federal securities laws.

     As set forth in the Schedule 14D-1, the address of the principal executive officers of each of the Purchaser and Parent is 6207 Bee Cave Road, Austin, Texas 78746.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as described herein and in Schedule I hereto, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and (1) the Company and its executive officers, directors or affiliates or (2) Parent and Purchaser and their respective executive officers, directors and affiliates.

     (1) Certain Contracts, Agreements, Arrangements or Understandings and any Actual or Potential Conflicts of Interest Between (A) the Company or its Affiliates and (B) the Company and its Executive Officers, Directors or Affiliates.

     Agreements Between the Company and Richard C. Blum & Associates, L.P. Richard C. Blum ("Mr. Blum") has been a director of the Company since August 3, 1992 and is currently President and Chairman of Richard C. Blum & Associates, L.P. ("Blum"). On August 3, 1992, the Company issued one million Units (the "Units"), with each Unit consisting of one share of Senior Cumulative Convertible Preferred Stock (the "Preferred Stock") and a warrant ("Warrant") to purchase 3.5 shares of the Company's Common Stock, for an aggregate purchase price of $20 million, pursuant to a Unit Purchase Agreement with
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Blum and certain investors dated as of July 2, 1992, as amended by the First
Amendment to Unit Purchase Agreement dated as of August 3, 1992 (the "Unit Purchase Agreement"). Under the terms of the Unit Purchase Agreement, the holders of the Preferred Stock were granted certain rights and preferences with respect to dividends, voting rights, liquidation and redemption, among others. In addition, the holders of the Preferred Stock and the Warrants were issued certain registration rights for the Preferred Stock, the Warrants and the Common Stock issuable upon conversion or exercise. In connection with the issuance of the Preferred Stock, the Company, Blum and the other investors entered into certain other additional agreements set forth in the Unit Purchase Agreement. The foregoing summary is qualified in entirety by reference to the Unit Purchase Agreement, a copy of which is filed as Exhibit 3 hereto and is hereby incorporated herein by reference.

     Pursuant to an Exchange Agreement and Second Amendment to Unit Purchase Agreement by and among the Company, Blum and certain investors dated March 31, 1995 (the "Exchange Agreement"), the Company effected an exchange ("Exchange") of all the outstanding Units (consisting of 1,000,000 shares of Preferred Stock and associated Warrants to purchase 3.5 million shares of the Company's Common Stock) held by entities affiliated with Blum for an aggregate of $10,000,000 and 2,222,222 shares of the Company's Common Stock. Following the Exchange, entities affiliated with Blum held approximately 13% of the Company's Common Stock. Mr. Blum maintained his seat on the Company's Board of Directors (the "Board" or the "Board of Directors"). In connection with the Exchange, the holders of the Units agreed to Rule 144(e) restrictions under the Securities Act of 1933 on transfers relating to the shares of Common Stock received in the Exchange. On the date of the Exchange, the Company also paid to holders of the Units accrued and unpaid dividends through the date of closing, amounting in the aggregate to $200,000. The foregoing summary is qualified in entirety by reference to the Exchange Agreement, a copy of which is filed as Exhibit 4 hereto and is hereby incorporated by reference.

     Interests of Certain Persons in the Offer and the Merger. In considering the recommendations of the Board set forth in Item 4(a) below, the Company's stockholders (the "Stockholders") should be aware that certain members of the Board of Directors have interests in the Merger and the Offer which are described in Schedule I below and which may present them with certain conflicts of interest. The Board of Directors was aware of these potential conflicts and considered them along with the other factors described in Item 3(b)(2) below.

     (2) Certain Contracts, Agreements, Arrangements or Understandings and any Actual or Potential Conflicts of Interest Between (A) the Company or its Affiliates and (B) the Purchaser and its Executive Officers, Directors or Affiliates.

     For a description of certain agreements and understandings between the Company, on the one hand, and Parent or certain affiliates of Parent, on the other, see the information set forth in Item 4 hereof under the heading "Background of the Transactions; Past Contacts, Transactions and Negotiations with Parent and Purchaser."

  The Merger Agreement

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 5 hereto and is hereby incorporated herein by reference.

     The Offer. The Merger Agreement provides for the commencement of the Offer, in connection with which the Purchaser has expressly reserved the right to waive certain conditions of the Offer; however, without the prior written consent of the Company, Purchaser has agreed not to (i) decrease the Offer Price or the form of consideration therefor or decrease the number of Shares sought pursuant to the Offer, (ii) change, in any material respect, the conditions to the Offer,
(iii) impose additional material conditions to the Offer, (iv) waive the condition that there shall be validly tendered and not withdrawn prior to the time the Offer expires a number of Shares which constitutes at least 51% of the Shares outstanding on a fully-diluted basis (as defined in the Merger Agreement) on the date of purchase, (v) extend the expiration date of the Offer (except that Purchaser may extend the expiration date of the Offer (a) as required by law, (b) for up to ten

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business days after the initial expiration date or for longer periods (not to exceed 90 calendar days from the date of commencement) in the event that any condition to the Offer is not satisfied, or (c) for one or more times for an aggregate period of up to 15 days (not to exceed 90 calendar days from the date of commencement) for any reason other than those specified in the immediately preceding clauses (a) or (b)), or (vi) amend any term of the Offer in any manner materially adverse to holders of Shares; provided, however, that, except as set forth above, Purchaser may waive any other condition to the Offer in its sole discretion; and provided further, that the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the Commission.

     Board Representation. The Merger Agreement provides that promptly upon the purchase by Parent or any of its subsidiaries of such number of Shares which represents at least 51% of the outstanding Shares on a fully-diluted basis (as defined in the Merger Agreement), and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number (but in no event more than one less than the total number of directors of the Board) as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to the product of (x) the number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such number being the "Board Percentage"). The Company has agreed, upon request of Parent, to promptly satisfy the Board Percentage by increasing the size of the Board or using its best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board and to cause Parent's designees promptly to be so elected, provided that no such action shall be taken which would result in there being, prior to the consummation of the Merger, less than two directors of the Company that are not affiliated with Parent. Following the election or appointment of Parent's designees pursuant to the Merger Agreement and prior to the effectiveness of the Merger, as provided in the Merger Agreement (the "Effective Time"), any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Parent or Purchaser or waiver of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company then in office who are Continuing Directors. The term "Continuing Directors" means (i) each member of the Board on the date of the Merger Agreement who voted to approve the Merger Agreement and
(ii) any successor to any Continuing Director that was recommended to succeed such Continuing Director by a majority of the Continuing Directors then on the Board.

     Consideration to be Paid in the Merger. The Merger Agreement provides that upon the terms (but subject to the conditions) set forth in the Merger Agreement, Purchaser will be merged with and into the Company, which shall be the surviving corporation (the "Surviving Corporation"). In the Merger, at the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of any of the Shares, each Share issued and outstanding immediately prior to the Effective Time (excluding Shares owned directly or indirectly by the Company or any of its subsidiaries or by Parent, Purchaser or any other subsidiary of Parent and Shares in respect of which appraisal rights have been validly exercised) shall be converted into the right to receive $9.25 per share in cash, without any interest thereon, less any required withholding taxes. Each share of the capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of Common Stock, par value $.01 per share, of the Surviving Corporation.

     Stockholder Meeting. The Merger Agreement provides that as soon as practicable after the date thereof, the Company and Parent shall prepare and file with the Commission a proxy statement (if required by applicable law) in definitive form relating to a meeting of the Stockholders to approve the Merger (as may be amended from time to time, the "Proxy Statement"). Pursuant to the Merger Agreement, the Company is required to use its best efforts to respond to all Commission comments with respect to the Proxy Statement and to cause the Proxy Statement to be mailed to the Stockholders at the earliest practicable date. The Merger Agreement also provides that the Company will, as soon as practicable following the acceptance for payment of and payment for Shares in the Offer, duly call, give notice of, convene and hold a meeting (the "Special Meeting") of its Stockholders for the purpose of approving the Merger Agreement and the transactions contemplated thereby. At the Special Meeting, Parent shall cause all the Shares then owned by

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Parent and Purchaser and any of their subsidiaries or affiliates to be voted in favor of the Merger. Notwithstanding the foregoing, the Merger Agreement provides that in the event if Purchaser acquires at least 90% of the outstanding Shares in the Offer, the Merger may be effected without a meeting of the Stockholders in accordance with Section 253 of the Delaware General Corporation Law (the "DGCL").

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to corporate existence and power, capital structure, corporate authorization, noncontravention, consents and approvals, Commission filings, information supplied, compliance with applicable laws, litigation, taxes, pension and benefit plans and ERISA, absence of certain changes or events, absence of material liabilities, opinion of financial advisor, vote required, labor matters, intangible property, environmental matters, real property, board recommendation, material contracts, related party transactions, indebtedness, liens and other matters.

     Parent and Purchaser have also made certain representations and warranties with respect to corporate existence and power, corporate authorization, consents and approvals, noncontravention, information supplied, board recommendation, financing, and other matters.

     Conduct of Business Pending the Merger. The Company has agreed that during the period from the date of the Merger Agreement to the Effective Time, except as otherwise provided in the Merger Agreement or consented to by Parent, the Company and its subsidiaries will conduct their business in the usual, regular and ordinary course of business in substantially the same manner as conducted prior to the date of the Merger Agreement and shall use all reasonable efforts to preserve intact their business organizations, keep available the services of its current officers and employees and preserve relationships with third parties with whom they have business dealings to the end that their goodwill and ongoing business shall not be impaired in any material respect at the Effective Time. The Company has further agreed that it shall not, nor shall it permit any of its subsidiaries to: (i) declare or pay any dividends on or make any other distributions in respect of any of its capital stock (other than the Spin-Off);
(ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iii) repurchase or otherwise acquire any shares of its capital stock, except as required by the terms of its securities already outstanding or as contemplated by the Merger Agreement or employee benefit and dividend reinvestment plans in effect as of October 17, 1996; (iv) grant any options, warrants or rights to purchase Shares or amend or reprice any option or any of the Company's stock option plans; (v) amend the the Company's 1990 Employee Stock Purchase Plan (the "ESPP"), permit any person not a participant in the ESPP on October 17, 1996 to become a participant in the ESPP, or permit any participant in the ESPP to increase such participant's current payroll deductions with respect to the ESPP; or (vi) issue, deliver or sell, or authorize or propose to issue, deliver or sell, any shares of its capital stock, any Company voting debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares, Company voting debt or convertible securities, other than (a) issuances of shares upon the exercise of options granted under stock option plans of the Company which were outstanding as of October 17, 1996, or in satisfaction of stock grants or stock based awards made prior to October 17, 1996 pursuant to stock option plans of the Company or based upon individual agreements such as employment agreements or executive termination agreements (in each case, as in effect on October 17, 1996), or the issuance of options to purchase up to 75,000 Shares in connection with an offer of employment outstanding on the date of October 17, 1996; and (b) issuances by a wholly owned subsidiary of its capital stock to its parent; (vii) make or propose to make any changes in its Certificate of Incorporation or Bylaws; (viii) acquire or agree to acquire by merger or consolidation or purchase a substantial equity interest in or substantial portion of assets of any corporation, partnership, association or other business organization or division thereof; (ix) sell, lease, encumber or otherwise dispose of, or agree to sell, lease (whether such lease is an operating or capital lease), encumber or otherwise dispose of, any of its assets except for dispositions of real property or non-material dispositions in the ordinary course of business consistent with past practice which are not material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole; (x) authorize, recommend, or propose to adopt a plan of complete or partial liquidation or dissolution except as permitted by the Merger Agreement; (xi) take or agree to take any action that would result in any of the Company's representations or warranties contained in the Merger Agreement being untrue in any material respects or any of the Company's covenants contained in the

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Merger Agreement not being satisfied in all material respects; (xii) increase in any manner the compensation of directors, officers or key employees, other than in the ordinary course and consistent with past practice, pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated by any benefit plans or pension plans of the Company as in effect on October 17, 1996 to any such director, officer or key employee, enter into any new, or materially amend any existing, employment, severance or termination agreement with any such director, officer or key employee or, except as may be required by law, become obligated under any new employee benefit plan or pension plan; (xiii) assume or incur indebtedness for borrowed money or act as guarantor for any such indebtedness, issue or sell any debt securities or warrants or rights to acquire debt securities or guarantee any debt securities of others, or enter into any lease or create any mortgages, liens or security interests on Company property or enter into any "keep well" or other agreement or arrangement to maintain the financial condition of another person other than certain arrangements disclosed in the Merger Agreement; (xiv) enter into any contract, agreement or other document or instrument that would be required to be filed with the Commission or enter into any amendment, modification or waiver under any contract, agreement or other document or instrument previously filed with the Commission which amendment, modification or waiver would be required to be so filed; (xv) take any action, other than in the ordinary course of business consistent with past practice or as required by the Commission or by law, with respect to accounting policies, procedures and practices; or (xvii) incur any capital expenditures in excess of $2,000,000, or any product or software development costs in excess of $4,000,000 in the aggregate.

     Other Agreements. The Company, Parent and Purchaser have agreed to use their respective best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement and the Stockholders Agreement, subject, as applicable, to Stockholder approval, including cooperating fully with the other party, including by provision of information and making of all necessary filings in connection with, among other things, approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act"). Parent and the Company have also made certain agreements regarding publicity, access to information and confidentiality.

     No Solicitation. From and after the date of the Merger Agreement until the termination thereof, neither the Company nor any of its subsidiaries, nor any of their respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its subsidiaries) (such officers, directors, employees, representatives, agents, affiliates, investment bankers, attorneys and accountants collectively referred to as "Representatives"), will directly or indirectly initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, and neither the Company nor any of its subsidiaries will authorize or permit any of its Representatives to take any such action, and the Company shall notify Parent orally (within one business day) and in writing (as promptly as practicable) of all of the relevant details relating to, and all material aspects of, all inquiries and proposals which it or any of its subsidiaries or any of their respective Representatives may receive relating to any of such matters and, if such inquiry or proposal is in writing, the Company shall deliver to Parent a copy of such inquiry or proposal promptly; provided, however, that the Board is not prohibited from (i) furnishing information to, or entering into discussions with, any person or entity that makes an unsolicited written bona fide Acquisition Proposal and in respect of which such person or entity has the necessary funds or commitments therefor if, and only to the extent that, (A) the Board, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel), determines in good faith that such action is necessary for the Board to comply with its fiduciary duties to stockholders under applicable law, (B) prior to taking such action, the Company
(x) provides reasonable notice to Parent to the effect that it is taking such action and (y) receives from such person or entity an executed confidentiality agreement in reasonably customary form, and (C) the Company shall promptly and continuously advise Parent as to all of the relevant details relating to, and all material aspects of, any such discussions or negotiations, or (ii) failing to make or withdrawing or modifying its recommendation to the holders of the Shares to approve the Merger

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Agreement and the transactions contemplated thereby, including the Merger, and to accept the Offer and tender their Shares pursuant thereto, if there exists an Acquisition Proposal and the Board, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that such action is necessary for the Board to comply with its fiduciary duties to stockholders under applicable law. The term "Acquisition Proposal" means any of the following transactions (other than transactions between the Company, Parent and Purchaser contemplated in the Merger Agreement) involving the Company or any of its subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 15% or more of the assets (other than real property) of the Company and its subsidiaries taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 15% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     Fees and Expenses. The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expense, except as otherwise provided in the Merger Agreement and except with respect to claims for damages incurred as a result of the breach of the Merger Agreement. In addition, the Company has agreed to pay Parent a fee in immediately available funds equal to $4,000,000 upon the termination of the Merger Agreement in accordance with the terms thereof if any of the following events occurs (each, a "Trigger Event"): (i) the Board shall have withdrawn or adversely modified, or taken a public position materially inconsistent with, its approval or recommendation of the Offer, the Merger, the Merger Agreement or the Stockholders Agreement; or (ii) an Acquisition Proposal has been recommended or accepted by the Company or the Company shall have entered into an agreement (other than a confidentiality agreement as contemplated by the Merger Agreement) with respect to an Acquisition Proposal. In the event (i) the Merger Agreement shall be terminated in accordance with its terms, (ii) at or prior to such termination, any person or group of persons shall have made an Acquisition Proposal (each such person or member of a group of such persons being referred to as a "Designated Person"), and (iii) either (A) a transaction contemplated by the term "Acquisition Proposal" shall be consummated, on or before the 90th day following the termination of the Merger Agreement, with any Designated Person or any affiliate of any Designated Person or (B) the Company or any of its subsidiaries shall enter into an agreement, on or before the 90th day following the termination of the Merger Agreement, with respect to an Acquisition Proposal with any Designated Person or any affiliate of any Designated Person and a transaction contemplated by the term "Acquisition Proposal" shall thereafter be consummated with such Designated Person or affiliate thereof, then the Company shall pay to Parent a fee in immediately available funds equal to $4,000,000, such fee to be paid contemporaneously with the consummation of the contemplated transaction. Any amounts payable to Parent pursuant to the foregoing that are not paid when due shall bear interest at the rate of 9% per annum from the date due through and including the date paid.

     Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligation of each party to effect the Merger is subject to the satisfaction prior to the Closing Date (as defined in the Merger Agreement) of the following conditions: (i) the Merger Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of a majority of the Shares entitled to vote thereon if such vote is required by applicable law; provided that Parent and Purchaser shall vote all Shares purchased pursuant to the Offer in favor of the Merger, (ii) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, (iii) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that prior to invoking the condition, each party shall use all commercially reasonable efforts to have any such decree, ruling, injunction or order vacated, (iv) no statute, rule, order, decree or regulation shall have been enacted or promulgated by any government or governmental agency or authority which prohibits the consummation of the Merger; and (v) Purchaser shall have accepted for payment and paid for the Shares tendered in the Offer such that, after such acceptance and payment, Parent and its affiliates shall own, at consummation of the Offer, a majority of the outstanding Shares of the Company; provided that this condition

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shall be deemed to have been satisfied if Purchaser fails to accept for payment and pay for Shares pursuant to the Offer in violation of the terms and conditions of the Offer.

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or Parent, by (a) mutual written consent of the Company and Parent or by mutual action of their respective Boards of Directors;
(b) either the Company or Parent, (i) prior to consummation of the Offer if there has been a breach of any representation, warranty, covenant or agreement on the part of the other set forth in the Merger Agreement, which breach has not been cured within three business days following receipt by the breaching party of notice of such breach, or (ii) if any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and non-appealable; (c) either the Company or Parent, so long as such party has not breached its obligations under the Merger Agreement, if the Merger shall not have been consummated on or before February 18, 1997; provided, that such right to terminate the Merger Agreement under this clause shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; (d) Parent or the Company in the event that a Trigger Event has occurred (see "Fees and Expenses" above); (e) Parent in the event an Acquisition Proposal has been made to the Company and the Company shall fail to reaffirm its approval or recommendation of the Offer, the Merger, the Merger Agreement and the Stockholders Agreement on or before the fifth business day following the date on which such Acquisition Proposal shall have been made; (f) Parent, if the Offer terminates, is withdrawn, abandoned or expires by reason of the failure to satisfy any of the conditions described in
Section 14 of the Offer to Purchase; or (g) the Company, if the Offer shall have expired or have been withdrawn, abandoned or terminated without any Shares being purchased by Purchaser thereunder on or prior to the 90th day after the date of commencement of the Offer. In the event of termination of the Merger Agreement by either the Company or Parent as provided therein, the Merger Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Purchaser or the Company, or their respective affiliates, officers, directors or shareholders, except to the extent that such termination results from the material breach by a party to the Merger Agreement of any of its representations or warranties, or any of its covenants or agreements (subject to certain limitations) or as otherwise provided in the Merger Agreement.

     Indemnification. The Merger Agreement provides that the Company shall, and from and after the Effective Time, the Surviving Corporation shall, indemnify, defend and hold harmless each person who was at the date of the Merger Agreement, or had been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer or director of the Company or any of its subsidiaries (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments or amounts paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Company or any of its subsidiaries whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby, in each case to the full extent a corporation is permitted under the DGCL to indemnify its own directors or officers, as the case may be, and Parent and the Surviving Corporation, as the case may be, shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law. All rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Indemnified Parties with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities.

     Directors' and Officers' Insurance. For a period of three years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company and its subsidiaries (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the Indemnified Parties) with respect to matters arising before the Effective Time, provided that the Surviving Corporation shall not be required to pay an annual premium for such insurance in excess of 175% of the last annual premium paid by the Company prior to the date of the Merger Agreement, but in such case shall purchase as much coverage as possible for such amount.

     Amendment. Subject to applicable law, the Merger Agreement may be amended, modified or supplemented only by written agreement of Parent, Purchaser and the Company at any time prior to the Effective Time with respect to any of the terms contained therein; provided, however, that after the Merger Agreement is approved by the Stockholders, no such amendment or modification shall reduce the amount or change the form of consideration to be delivered to the Stockholders of the Company.

     Timing. The Merger Agreement provides that the closing of the Merger shall occur on the second business day after satisfaction of the conditions set forth in the Merger Agreement (or as soon as practicable thereafter following satisfaction or waiver of such conditions). The Merger shall become effective upon such filing or at such time thereafter as may be provided in the certificate of merger to be filed with the Secretary of State of the State of Delaware, as provided in the DGCL, on the date of the closing of the Merger or as soon as practicable thereafter.

     The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Parent has agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

     Delaware Law. The Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Stockholders Agreement, and the entry by Purchaser into the Stockholders Agreement for purposes of Section 203 of the DGCL. Accordingly, the restrictions of Section 203 do not apply to the transactions contemplated by the Offer, the Merger Agreement or the Stockholders Agreement. Section 203 of the DGCL prevents an "interested stockholder" (generally, a stockholder owning 15% or more of a corporation's outstanding voting stock or an affiliate or associate thereof) from engaging in a "business combination" (defined to include a merger and certain other transactions) with a Delaware corporation for a period of three years following the date on which such stockholder became an interested stockholder unless (i) prior to such date, the corporation's board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) on or subsequent to such date, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. As described above, the foregoing description of Section 203 of the DGCL does not apply to the Offer or the Merger (or the transactions contemplated thereby).

  The Stockholders Agreement

     The following is a summary of the material terms of the Stockholders Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed as Exhibit 6 hereto and is hereby incorporated herein by reference.

     Tender of Shares. Simultaneously with the execution of the Merger Agreement, Parent, Purchaser and certain Stockholders, including all of the members of the Board (the "Selling Stockholders") entered into the Stockholders Agreement, under the terms of which, each of the Selling Stockholders has (i) agreed to validly tender and not to withdraw pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, the respective number of Shares owned beneficially by him or it; (ii) acknowledged that the transfer by such Selling Stockholder of his or its Shares to Purchaser will pass to and unconditionally vest in Purchaser good and valid title to such Shares free and clear of all claims, liens, restrictions, security interests, pledges, limitations and encumbrances whatsoever and (iii) agreed to permit Parent and Purchaser to publish and disclose his or its identity and ownership of Shares and the nature of his or its commitments, arrangements and understandings under the Stockholders Agreement in the documents relating to the Offer and, if stockholder approval for the Merger is required, in any proxy statement relating thereto (including all documents and schedules filed with the Commission). In addition, Parent and Purchaser have acknowledged in the Stockholders Agreement that the Company may, in order to assist Stockholders who are also employees of the Company in complying with their obligations to tender Shares hereunder, lend funds to such Stockholders upon terms specified in the Merger Agreement in order to fund all or a portion of the exercise price under the stock options of the Company held by such Stockholders, provided that the failure of the Company to lend such funds will not relieve any such Stockholder of its obligations under the Stockholders Agreement.

     Voting. Each Selling Stockholder has agreed that during the period commencing on the date of the Stockholders Agreement and continuing until the first to occur of the Effective Time or termination of the Merger Agreement in accordance with its terms, at any meeting of the Stockholders, however called, or in connection with any written consent of the Stockholders, such Selling Stockholder will vote (or cause to be voted) the Shares held of record or beneficially owned by such Stockholder, (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof, and each of the other actions contemplated by the Merger Agreement and the Stockholders Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Stockholders Agreement; and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (C)(1) any change in a majority of the persons who constitute the board of directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or Bylaws; (3) any other material change in the Company's corporate structure or business; or (4) any other action which, in the case of each of the matters referred to in clauses (C)(1), (2), or (3), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the Stockholders Agreement and the Merger Agreement. The Selling Stockholders further agreed not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements described above. In addition, each Selling Stockholder granted to Parent a proxy to vote the Shares of such Stockholder in accordance with the provisions and agreements described above.

     Representations, Warranties, Covenants and Other Agreements. In connection with the Stockholders Agreement, the Selling Stockholders have made certain customary representations, warranties and covenants, including with respect to
(i) their ownership of the Shares, (ii) their authority to enter into and perform their obligations under the Stockholders Agreement, (iii) noncontravention, (iv) the absence of liens and encumbrances on and in respect of their Shares, (v) restrictions on the transfer of their Shares, (vi) the solicitation of Acquisition Proposals, and (vii) the waiver of their appraisal rights.

     Termination. Other than as provided therein, the Stockholders Agreement terminates by its terms upon the termination of the Merger Agreement by Parent.

  The Rights Agreement

     The following is a summary of the material terms of the Rights Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Rights Agreement, a copy of which is filed as Exhibit 7 hereto and is hereby incorporated herein by reference.

     The Company has advised Parent that pursuant to the Rights Agreement, on October 28, 1988 the Board of Directors of the Company declared a dividend distribution of one Right for each Share outstanding at the close of business on November 8, 1988 (the "Rights Record Date") and with respect to any Shares issued thereafter until the earlier of the Distribution Date (as defined below) or the Rights Expiration Date (as defined below). Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one share of Common Stock (the "Rights Common Stock") of the Company at a purchase price of $47.00 per share of Rights Common Stock, subject to adjustment (the "Rights Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement.

     Initially, the Rights were and continue to be attached to all certificates representing Shares outstanding, and no separate certificates evidencing the Rights (the "Rights Certificates") were or have been distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) the first date of a public announcement by the Company or an Acquiring Person (as defined below) (or such earlier date as a majority of the Board of Directors shall become aware) that a person or group of affiliated or associated persons has become an Acquiring Person, or (ii) the tenth day (or such later date as the Board of Directors shall determine) after the date of the commencement by any person or entity (other than an Exempt Person (as defined below)) of, or of the first public announcement of the intent of any person or entity (other than an Exempt Person) to commence (which intention to commence remains in effect for five business days after such announcement), a tender offer or exchange offer that would result in such person or group becoming an Acquiring Person. Except as set forth below, an "Acquiring Person" is a person or group of affiliated or associated persons who, without prior approval of the Board, has acquired beneficial ownership of 20% or more of the outstanding Shares. The term Acquiring Person excludes (A) an "Exempt Person", which is defined as (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company or (iv) any person or entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan, and (B) parties to that certain Unit Purchase Agreement, dated as of July 2, 1992, as amended (the "Unit Purchase Agreement"), among the Company, Blum, and certain other purchasing parties thereto, so long as certain standstill provisions with respect to such parties pursuant to the Unit Purchase Agreement remain in effect.

     Until the occurrence of the Distribution Date, (i) the Rights will be evidenced by the Share certificates and will be transferred with and only with such Shares certificates, (ii) new Share certificates issued after the Rights Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Shares outstanding will also constitute the transfer of the Rights associated with the Shares represented by such certificate. Pursuant to the Rights Agreement, the Company shall not be required to issue fractions of Rights or Rights Common Stock, and in lieu thereof shall pay to holders of record of such Rights or Rights Common Stock the then current market value of such Right or Rights Common Stock.

     As soon as practicable after the occurrence of the Distribution Date, Rights Certificates will be mailed to holders of record of Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Only Shares issued prior to the earlier of the Distribution Date or the Rights Expiration Date will be issued with Rights.

     The Rights are not exercisable until the occurrence of the Distribution Date. The Rights will expire at the close of business on November 9, 1998, unless earlier redeemed by the Company as described below (the "Rights Expiration Date").

     In the event that, at any time following the Distribution Date, any person becomes an Acquiring Person (subject to certain exceptions described below), each holder of a Right will thereafter have the right to receive, upon exercise of the Right, that number of Shares (or, in certain circumstances, cash, property or other securities of the Company) having a current market value equal to two times the Rights Purchase Price. Notwithstanding the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall not be adjusted as described above and any holder of any such Right (including any purported transferee or subsequent holder) shall continue to receive upon the exercise of such Right the number of shares of Rights Common Stock otherwise provided in the Rights Agreement without giving effect to the adjustment described above. For example, at an exercise price of $50 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in this paragraph would entitle its holder to purchase $100 worth of Shares (or other consideration, as noted above) for $50. Assuming that the Shares had a per share market value of $10 at such time, the holder of each valid Right would be entitled to purchase ten Shares for $50.

     In the event that, at any time on or following the Distribution Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows a "Permitted Offer" described below), or (ii) 50% or more of the Company's assets or earning power is sold, mortgaged or transferred, each holder of a Right shall thereafter have the right to receive, upon exercise and payment of the Rights Purchase Price in accordance with the terms of the Rights Agreement, common stock or other securities of the acquiring company offered as consideration for Common Stock in such transaction having a market value at the time of the transaction equal to two times the Rights Purchase Price. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

     The Rights Purchase Price payable, and the number of shares of Rights Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision or split of the outstanding shares of Common Stock into a greater number, (ii) in the event the Company combines or consolidates the Common Stock into a smaller number of shares or effects a reverse split of outstanding shares of Common Stock, or (iii) in the event the Company issues any shares of capital stock in a reclassification of the Common Stock.

     With certain exceptions, no adjustment in the Rights Purchase Price will be required until cumulative adjustments amount to at least 1% of the Rights Purchase Price . No fractional shares of Rights Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Rights Common Stock on the last trading date prior to the date of exercise.

     At any time prior to the earlier of the date on which any person or entity becomes an Acquiring Person or November 9, 1998, the Company may redeem the Rights in whole, but not in part, at a price (the "Redemption Price") of $.01 per Right by resolution of the Board of Directors. Notice of the redemption of the Rights shall be mailed to each holder of record of Rights within 10 days of such resolution, and the redemption of the Rights may be made effective at such time, on such basis, and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon such action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company including, without limitation, the right to vote or to receive dividends.

     Other than those provisions relating to the Redemption Price of the Rights, the Company and Rights Agent may amend the Rights Agreement, (i) prior to the time any person becomes an Acquiring Person, in any manner the Company deems necessary or desirable, and (ii) following the time a person becomes an Acquiring Person, in order to cure any ambiguity and to make changes which do not adversely affect the interests of holders of Rights Certificates.

     THE COMPANY HAS DETERMINED THAT (I) THE OFFER IS AN OFFER TO PURCHASE ALL OF THE OUTSTANDING SHARES AND THE BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE OFFER DESCRIBED HEREIN IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS (A "PERMITTED OFFER") AND (II) THE PRICE PER SHARE TO BE PAID IN

THE MERGER IS OF THE SAME FORM AND AMOUNT AS THE PURCHASER SHALL PAY IN THE OFFER, THE ACQUISITION OF SHARES PURSUANT TO THE OFFER OR THE CONSUMMATION OF THE MERGER WILL NOT (A) CAUSE ANY PERSON TO BECOME AN ACQUIRING PERSON, (B) CAUSE A DISTRIBUTION DATE TO OCCUR OR CAUSE OR REQUIRE THE DISTRIBUTION OF ANY RIGHTS CERTIFICATES TO THE RECORD HOLDERS OF SHARES, OR (C) GIVE RISE TO A RIGHTS TRIGGERING EVENT. IN ADDITION, THE COMPANY HAS AGREED, PURSUANT TO THE MERGER AGREEMENT, TO TAKE ALL ACTION NECESSARY SO AS TO RENDER THE RIGHTS AGREEMENT INAPPLICABLE TO THE MERGER AGREEMENT, THE STOCKHOLDERS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY SUCH AGREEMENTS. PURSUANT TO THE RIGHTS AGREEMENT, UPON THE CONSUMMATION OF THE OFFER AND THE MERGER, THE RIGHTS SHALL EXPIRE.

  The Spin-Off

     The following is a summary of certain of the terms of the Merger Agreement relating to the Spin-Off. This summary is not a complete description of the terms of the Merger Agreement relating to the Spin-Off and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference. See "The Merger Agreement" above.

     Pursuant to the terms of the Merger Agreement, immediately prior to the acceptance of Shares in the Offer, the Company will declare a dividend, payable to then record holders of Shares, consisting of ownership interests in Spinco which will own, directly or indirectly, certain assets specified in the Merger Agreement (the "Designated Assets"), the payment of such dividend to be contingent upon the consummation of the Offer and subject to compliance with all applicable laws. The Designated Assets include (i) all real estate located in Triad Park, Livermore, California, owned by the Company (approximately 206 acres); (ii) all buildings (three buildings comprising 220,000 square feet) and improvements therein (not including cubicles, furnishings and office equipment) occupied and used by employees of the Company and located in Triad Park, Livermore, California; (iii) all improvements in and to Triad Park not yet sold to the City of Livermore, California; and (iv) copies of all books and records related to the foregoing assets. Although the fair market value of the Designated Assets will be determined by appraisal, the current book value of the Designated Assets, net of indebtedness assumed, is approximately $23.7 million, or approximately $1.20 per Share on a fully diluted basis.

     The form of entity that will be used for Spinco, all transactions related to such dividend (including, without limitation, any intercompany transfers) and all documents, agreements and instruments related to such dividend and related transactions (including, without limitation, any agreements between Spinco and the Company or any of its subsidiaries providing for the allocation of expenses or liabilities and indemnification) (the "Spin-Off Documents"), shall be in form and substance reasonably acceptable to Parent and the Company. Notwithstanding the foregoing, (i) all indebtedness of the Company or any of its subsidiaries (other than the Company's Revolving Credit Loan Agreement with Comerica Bank-California) secured, in whole or in part, by any of the Designated Assets shall be assumed by Spinco and shall be paid, when due, by Spinco and the Company shall be released from any liability with respect thereto, (ii) all costs and expenses solely attributable to the transactions related to such dividend (including, without limitation, any necessary and reasonable fees and expenses of counsel, accountants and advisors and any filing fees), whether before or after the consummation of the Offer, shall be paid by Spinco when such amounts are due, (iii) Spinco shall indemnify and hold the Company and its subsidiaries harmless from and against any loss, cost, damage or expense (including, without limitation, the reasonable fees and expenses of counsel) arising out of or related to any failure of Spinco to discharge the obligations specified in clause (i) or clause (ii), (iv) Spinco shall indemnify and hold Parent, the Company and its subsidiaries harmless from and against any taxes (and any fees, costs and expenses with respect to such taxes or any dispute thereof) attributable to, arising out of or relating to (a) Spinco, (b) the formation of Spinco, (c) the transfer of the Designated Assets to Spinco by the Company or any of its subsidiaries, (d) the assumption or refinancing of any liabilities with respect to the Designated Assets, (e) the sale, exchange, distribution, dividend or other distribution of any assets by Spinco, (f) the sale, exchange, distribution, dividend or other disposition of interests in Spinco by the Company or any of its Subsidiaries, and (g) any steps which are attendant to or necessary in connection with any of the foregoing transactions, which indemnification obligations shall survive until 60 days after the expiration of the applicable statute of limitations with respect to the assessment of taxes relating to the foregoing transactions, and which indemnification obligations shall be due and payable at such times as taxes (including estimated taxes) become due and payable (plus interest from the date of unreimbursed payment by the Company at a rate of 9% per annum) (with the filing of tax returns and calculation of the estimated tax amount (the "Estimated Tax Amount") being based upon an appraisal of the Designated Assets by an independent appraiser mutually acceptable to Parent and the Company and a certification of the adjusted bases of the Designated Assets provided by Price Waterhouse & Co. or such other "big six" accounting firm as may be agreed to by Parent and the Company, the costs of which appraisal and certification will be paid by Spinco) and at such time as there is a final determination of a deficiency with respect to such reported taxes (plus interest from the date of unreimbursed payment by the Company at a rate of 9% per annum), (v) with respect to the taxes identified in the immediately preceding clause (iv), the Company will not agree, without Spinco's consent, to any extension of the applicable statute of limitations, which consent will not be unreasonably withheld, and such consent will not be required if the failure to agree to such extension may reasonably be expected to result in the proposed assessment of a deficiency for material taxes unrelated to Spinco or in liability for indemnified taxes which exceeds Spinco's cash, notes receivable from real property sales and cash equivalent assets at such time, and (vi) any such indemnification shall be made on an after-tax basis and shall be adjusted to take into account any tax benefits and tax detriments attributable to the indemnified loss and to the receipt or accrual of an indemnification payment hereunder (including any additional payments pursuant to this clause (vi)). The Company will use its best efforts to facilitate the dividend and shall seek all consents necessary (including, without limitation, the consent of the Company's lenders) to consummate the dividend and related transactions as soon as practicable, subject to the conditions described herein.

     Prior to payment of the dividend, the current lease agreement with respect to the home office building will be amended to provide for (1) continuation of the current rent for two years; (2) adjustment of the rental for the succeeding three years at the current market rental rate at the beginning of such succeeding three years; and (3) adjustment of the term of the lease to five years with a five year option to renew at a rental equal to the current market rental rate at the beginning of such renewal term. "Current market rental rate" shall be determined by the Company and Spinco, each selecting an appraiser to make such determination, and if such appraisers cannot agree, then they shall select a third appraiser whose determination shall be final and binding on all parties. Each party shall bear the cost of its appraiser and the cost of the third appraiser, if necessary, shall be split evenly between the parties. Finally, under no circumstances shall the rental rate referred to in (2) above be less than the rental rate in effect prior to such adjustment or more than 1.2 multiplied by the rental rate in effect prior to such adjustment. In addition, the lease agreement shall be amended to provide that the Company may sublease the property with the consent of the landlord, which consent will not be unreasonably withheld, and that in the event the Company shall sublease the property and shall receive in rent thereunder an amount in excess of the rent payable under the lease, such excess shall be paid to the landlord.

     In order to facilitate the orderly management of Spinco, following payment of the dividend for a period of one year the Company will provide (at no cost to Spinco) at least two cubicles of office space, telephone and secretarial support to two employees of Spinco and will give such Spinco employees reasonable access to such other office equipment as is reasonable and necessary. Furthermore, at the time of payment of the dividend, the Company shall cause Spinco to have at least $100,000 in cash or cash equivalent assets available to it (any such amounts that do not represent proceeds from the sale of Designated Assets shall be subject to repayment by Spinco). All funds received in respect of sales of Designated Assets from the date of the Merger Agreement through the date of the payment of the dividend shall be credited to the account of Spinco, but shall be available to satisfy the obligations of Spinco to Company under the Merger Agreement.

     Company shall not be required to pay the dividend until such time as Spinco has either (i) paid all amounts owed by it to Company with respect to the Estimated Tax Amount, third party costs related to the dividend or related transactions or similar matters for which Spinco has agreed to pay or for which there are existing indemnity claims which it has agreed to indemnify the Company or (ii) have made adequate and commercially reasonable provision for the prompt payment of any such amounts from time to time in the future as such amounts are paid or become due and payable by the Company. Such additional terms and provisions, when negotiated by the parties, shall, together with the applicable provisions of the Merger

Agreement, be set forth in customary documentation with respect to spin-off transactions, all of which shall be finalized by the parties prior to the consummation of the Offer.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) The Board of Directors has approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, has determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company's stockholders and recommends that the stockholders of the Company accept the Offer and tender their Shares.

     A copy of a letter to all stockholders of the Company communicating the recommendation of the Board of Directors is filed as Exhibit 8 hereto and is incorporated herein by reference.

     (b)

     Background of the Transaction; Past Contacts, Transactions and Negotiations with Parent and Purchaser

     During the period from August 1994 through January 1996, certain members of senior management of the Company and Parent met on at least five occasions and discussed, in general terms, a possible business alliance or business combination between Parent and the Company. Although neither price nor the specific terms of any business combination were discussed at any of the meetings, it was assumed by the parties that the Company, as a public company, would be the surviving entity in any business combination. Following the January 1996 meeting, management of Parent determined that acquisition of the Company by Parent would best enable Parent and its shareholders to achieve their strategic goals.

     In June 1996, Hicks, Muse, Tate & Furst Equity Fund III, L.P., a Delaware limited partnership ("Hicks Muse") and Parent entered into a confidentiality agreement whereby Hicks Muse agreed to treat as confidential certain information provided to it by Parent. During June and July 1996, on several occasions representatives of Parent met, and had telephone conversations, with representatives of Hicks Muse regarding a potential acquisition of the Company by Parent. During this period, representatives of Hicks Muse conducted a due diligence review of Parent. At certain of the meetings, Parent made a formal presentation regarding the potential acquisition, including estimates of requisite financing, market information, and pro forma financial information and projections (which, with respect to the Company, were based solely on the publicly-available information filed by the Company with the Commission). In July 1996, Parent received a verbal commitment from Hicks Muse that Hicks Muse or an affiliate thereof would provide equity financing for the acquisition of the Company and would also assist in arranging debt financing for the transaction.

     During the last week of July and the first two weeks of August 1996, representatives of Chase Securities Inc. ("CSI") and Coopers & Lybrand visited Parent's offices to conduct a due diligence review of Parent. At the conclusion of their due diligence review, CSI made an oral commitment, subject to certain conditions, to provide debt financing for the acquisition of the Company by Parent.

     On August 21, 1996 members of senior management of Parent met with members of senior management of the Company and a representative of Blum at the Company's offices in Livermore, California. Blum is the beneficial owner of approximately 11.3% of the Company's outstanding Shares and Mr. Blum is a director of the Company. At that meeting, Parent first introduced the idea of an acquisition of the Company by Parent or an affiliate thereof and indicated that it had arranged for the financing of such a transaction. The meeting was adjourned and reconvened on August 22, 1996. Messrs. Hicks and Blum, along with other representatives of Blum, joined the reconvened meeting, at which time the possible transaction was discussed. At that meeting, Parent stated that it was prepared to proceed with an acquisition of the Company at a price of $7.50 per share. This proposal did not contemplate the Spin-Off, which was subsequently negotiated by the parties. The participants also discussed the possibility of Blum rolling over the Shares beneficially owned by it into an investment in Parent in connection with an acquisition of the Company by Parent. Accordingly, on August 29, 1996, Parent and Blum entered into a confidentiality agreement whereby Blum agreed to treat as confidential certain information provided to it by Parent. On September 3 and 4, 1996, representatives of Blum visited the Parent's headquarters to conduct a due diligence review of Parent. Representatives of Hicks Muse were also present.

     On September 5, 1996, during a regularly scheduled meeting of the Board, the potential acquisition by Parent was discussed generally by the Board. The Board authorized the Company to continue discussions with Parent regarding a potential transaction. In connection therewith, Mr. Blum informed Mr. Hicks (a) that Blum was not willing to consider any transaction that was not made available to all stockholders of the Company and (b) that although the Board was prepared to entertain Parent's proposal, it considered the price of $7.50 per Share inadequate.

     On September 9, 1996, Blum informed Parent in writing that Blum would not participate in a transaction involving the Company that was not made available to all of the Company's stockholders. Accordingly, Blum decided that it would not roll over its investment in the Company into Parent.

     On September 24, 1996, Hicks Muse delivered a commitment letter to Parent providing for, among other things and subject to certain conditions, an investment by Hicks Muse or an affiliate thereof in the common equity of Parent, and the purchase of debt securities of Parent to be funded at the consummation of the Merger.

     On September 27, 1996, Hicks Muse delivered a letter to the Company stating that Hicks Muse and Parent were prepared to offer to purchase all of the outstanding Shares at a price of $9 per Share in cash. This proposal also did not contemplate the Spin-Off which was subsequently negotiated by the parties. On October 3, 1996, the Board held a special meeting to review the proposed offer from Hicks Muse and Parent and concluded that, in order to maximize the consideration to be received by the Company's stockholders, the real estate owned by the Company in Livermore, California, should be excluded from the transaction and the Company should seek an increase in the cash price per share. Over the next two weeks, representatives of Parent, the Company, Hicks Muse and Blum negotiated the details of the structure of the transaction, including the Spin-Off and the Offer Price.

     On October 16, 1996, Chase Manhattan Bank ("Chase") and CSI delivered a commitment letter dated October 16, 1996, among Purchaser, Chase and CSI to Purchaser regarding certain debt financing in connection with the Offer and the Merger, subject to the terms and conditions set forth therein.

     On October 16, 1996, the Board unanimously approved the Offer, the Merger, the Merger Agreement, and the Spin-Off at a special meeting, and, in the early morning hours of October 17, 1996, Purchaser, Parent and the Company executed the Merger Agreement, and Parent, the Company and the Selling Stockholders executed the Stockholders Agreement. On October 17, 1996, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement. On October 23, 1996, Purchaser commenced the Offer.

     Reasons for the Recommendation of the Board of Directors

     At its October 16, 1996 meeting, discussed above, the Board of Directors met to consider the Offer, the Merger and the other transactions contemplated by the Merger Agreement. In such meeting, the Board of Directors unanimously (i) determined that each of the Merger Agreement, the Offer and the Merger is fair to and in the best interests of the Stockholders, (ii) approved the execution, delivery and performance of the Merger Agreement and the Stockholders Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved to recommend acceptance of the Offer, approval and adoption of the Merger Agreement and approval of the Merger by the holders of the Shares.

     In so doing, the Board of Directors considered, among other factors, considered the following:

          (i) the extensive negotiations between the Company and Parent, leading to the belief of the Board of Directors that $9.25 per Share represented the highest price per Share that could be negotiated with Parent;

          (ii) the substantial premium which $9.25 per Share represents over current and recent trading prices;

          (iii) the opinion of Hambrecht & Quist LLC ("Hambrecht & Quist") to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the consideration to be received by the holders of the Shares pursuant to the Offer was fair from a financial point of view to such holders. The full text of the Hambrecht & Quist opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Hambrecht & Quist, is attached hereto as Exhibit 9. Stockholders are urged to read the Hambrecht & Quist opinion carefully and in its entirety for assumptions made, matters considered and limits of the review by Hambrecht & Quist;

          (iv) the terms of the Offer, the Merger and the Merger Agreement, including the structural features of the Offer and the Merger providing for a prompt cash tender offer for all outstanding shares to be followed by a merger for the same consideration, thereby enabling stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time; and

          (v) the expectation that the Stockholders, after receiving a price of $9.25 per Share, would also receive ownership interests in an entity that would own, directly or indirectly, certain real property and related assets of the Company with a current book value of approximately $1.20 per Share on a fully diluted basis.

     In view of the variety of factors considered by the Board of Directors, the Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its recommendation as being based on the totality of the information presented to and considered by it.

  Opinion of Financial Advisor

     The Board of Directors engaged Hambrecht & Quist to act as its financial advisor in connection with the Offer and to render an opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Triad Common Stock. Hambrecht & Quist rendered its oral opinion (subsequently confirmed in writing) on October 16, 1996 to the Board of Directors that, as of such date, the consideration to be received by such holders in the proposed Offer is fair to the holders of Triad Common Stock from a financial point of view. A copy of Hambrecht & Quist's opinion, dated October 16, 1996, which sets forth the assumptions made, matters considered, the scope and limitations of the review undertaken and the procedures followed by Hambrecht & Quist is attached as Exhibit 9 to this Schedule 14D-9. Triad stockholders are advised to read the opinion in its entirety. Stockholders should note that the opinion expressed by Hambrecht & Quist was provided for the information of the Board of Directors in its evaluation of the Offer and does not constitute a recommendation to any Stockholder as to whether such Stockholder should accept the Offer. No limitations were placed on Hambrecht & Quist by the Board of Directors with respect to the investigation made or the procedures followed in preparing and rendering its opinion.

     In connection with its review of the Offer, and in arriving at its opinion, Hambrecht & Quist among other things: (i) reviewed the publicly available consolidated financial statements of Triad for recent years and interim periods to date and certain other relevant financial and operating data of Triad made available to Hambrecht & Quist from published sources and from the internal records of Triad; (ii) discussed with certain members of the management of Triad the business, financial condition and prospects of the Company; (iii) reviewed certain internal financial and operating information, including certain projections, relating to Triad prepared by the management of Triad; (iv) reviewed the recent reported prices and trading activity for the Common Stock and compared such information and certain financial information of Triad with similar information for certain other companies engaged in businesses Hambrecht & Quist considered comparable to that of Triad; (v) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (vi) reviewed the Merger Agreement, documents pertaining to the Offer and certain other materials to be filed with the Commission in connection with the Offer; and (vii) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as Hambrecht & Quist deemed relevant. In connection with its review of the Offer, Hambrecht & Quist was not requested to, and did not, formally solicit indications of interest from any other parties in connection with a possible acquisition of, or business combination with, Triad.

     Hambrecht & Quist did not assume any responsibility for independent verification of any of the information concerning Triad considered in connection with its review of the Offer and, for purposes of its opinion, Hambrecht & Quist assumed and relied upon the accuracy and completeness of all such information. Hambrecht & Quist did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of Triad, nor did it conduct a physical inspection of the properties and facilities of Triad. With respect to the financial forecasts and projections made available to Hambrecht & Quist and used in its analyses, Hambrecht & Quist assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of Triad. Hambrecht & Quist assumed that Triad was not a party to any pending transactions, including external financings, recapitalizations or merger discussions, other than the Merger and those in the ordinary course of conducting its business. Hambrecht & Quist's opinion was necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date of its opinion, and any change in such conditions would require a reevaluation of that opinion.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The summary of the Hambrecht & Quist analyses set forth below does not purport to be a complete description of the presentation by Hambrecht & Quist to the Board of Directors. In arriving at its opinion, Hambrecht & Quist did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hambrecht & Quist believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or of the summary set forth below, without considering all factors and analyses, could create an incomplete view of the processes underlying the analyses set forth in the Hambrecht & Quist presentation to the Board of Directors and its opinion. In performing its analyses, Hambrecht & Quist made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Triad. The analyses performed by Hambrecht & Quist (and summarized below) are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     Comparable Company Analysis. Hambrecht & Quist reviewed and compared selected historical and projected financials, operating and stock market performance data of certain publicly traded turnkey computer system and customer service companies that Hambrecht & Quist considered comparable based on market value, industry focus, operating structure or corporate structure. This comparison provided the Revenue, Earnings Before Depreciation, Amortization, Interest and Taxes, Earnings Before Interest and Taxes, and Price-Earning ("P/E") multiples to be used in further analysis. The companies included the following: Automatic Data Processing Inc., CompuCom Systems Inc., Delphi Systems Inc., Information Resources Inc., Policy Management Systems Corp., Reynolds and Reynolds Company, and Shared Medical Systems Corp.

     All multiples were based on closing stock prices on October 15, 1996. The foregoing multiples of equity value implied an equity valuation for Triad ranging from a low of approximately $164.9 million to a high of approximately $176.6 million. The multiples of enterprise value implied an equity valuation for Triad ranging from a low of approximately $164.5 million to a high of approximately $187.8 million. Hambrecht & Quist compared these figures with an implied equity valuation in the Offer (excluding the net value of the real estate assets to be dividended to shareholders) of $181.2 million.

     Discounted Cash Flow Analysis. Hambrecht & Quist analyzed the theoretical valuation of Triad based on the discounted cash flow of the projected financial performance under three basic scenarios: (i) Triad meets current internal expectations for results over the next five years (the "Base Case"); (ii) Triad exceeds current revenue and profitability expectations ("Accelerated Recovery Case"); and (iii) Triad substantially misses current expectations for revenue growth and profitability ("Delayed Recovery Case"). Hambrecht & Quist makes no representation as to the validity of any scenario. To estimate the total present value of Triad's business, before giving effect to its capital structure, Hambrecht & Quist discounted to present value the projected stream of after-tax cash flows through 2001 and the hypothetical value of selling the entire business (the "Terminal Value") for all three scenarios.

     In the analysis for all three cases, Hambrecht & Quist used discount rates ranging from 13% to 17%. The Terminal Value under all scenarios was based upon multiples of one to one and one-half times projected revenue for the year 2001. The range of one to one and one-half times projected revenue reflects the range of revenue multiples derived from the Comparable Merger and Acquisition Analysis, as described below. In all cases, the discounted cash flow analysis yielded a value that was independent of the net value of the real estate assets to be dividended to shareholders.

     Using the Base Case, Hambrecht & Quist calculated a range of present equity values, including $182.3 million at a 13% discount rate and a 1.00x exit multiple, $165.7 million at a 15% discount rate and a 1.00x exit multiple, $150.7 million at a 17% discount rate and a 1.00x exit multiple, $220.0 million at a 13% discount rate and a 1.25x exit multiple, $200.4 million at a 15% discount rate and a 1.25x exit multiple, $182.5 million at a 17% discount rate and a 1.25x exit multiple, $257.8 million at a 13% discount rate and a 1.50x exit multiple, $235.1 million at a 15% discount rate and a 1.50x exit multiple, and $214.4 million at a 17% discount rate and a 1.50 exit multiple.

     Using the Accelerated Recovery Case, Hambrecht & Quist calculated a range of present equity values, including $193.5 million at a 13% discount rate and a 1.00x exit multiple, $176.1 million at a 15% discount rate and a 1.00x exit multiple, $160.4 million at a 17% discount rate and a 1.00x exit multiple, $232.4 million at a 13% discount rate and a 1.25x exit multiple, $211.9 million at a 15% discount rate and a 1.25x exit multiple, $193.3 million at a 17% discount rate and a 1.25x exit multiple, $271.4 million at a 13% discount rate and a 1.50x exit multiple, $247.7 million at a 15% discount rate and a 1.50x exit multiple, and $226.2 million at a 17% discount rate and a 1.50x exit multiple.

     Using the Delayed Recovery Case, Hambrecht & Quist calculated a range of present equity values, including $138.8 million at a 13% discount rate and a 1.00x exit multiple, $125.2 million at a 15% discount rate and a 1.00x exit multiple, $112.9 million at a 17% discount rate and a 1.00x exit multiple, $170.8 million at a 13% discount rate and a 1.25x exit multiple, $154.7 million at a 15% discount rate and a 1.25x exit multiple, $140.0 million at a 17% discount rate and a 1.25x exit multiple, $202.8 million at a 13% discount rate and a 1.50x exit multiple, $184.1 million at a 15% discount rate and a 1.50x exit multiple, and $167.1 million at a 17% discount rate and a 1.50x exit multiple.

     Stock Trading History Analysis. Hambrecht & Quist examined the trading history in terms of both price and volume for Triad Common Stock from October 15, 1993 to October 15, 1996. The data indicated that, over the period, Triad had traded at an average price of $5.48 and that the Triad shares had performed, on a relative basis, worse than a broadly weighted index of turnkey computer system and customer service companies traded on Nasdaq and NYSE.

     Selected Comparable Transaction Analysis. Hambrecht & Quist compared the Offer with selected comparable merger and acquisition transactions. Hambrecht & Quist analyzed the Offer in comparison with the premiums in the following comparable transactions: Triad Systems Corp./Pace Automotive System Ltd., American Business Information Inc./Digital Directory Assistance, All-Comm Media Corp/Metro Services Group, Triad Systems Corp./Computer System Dynamics Inc., Investor Group/TRW Inc. Information Systems and Services, Value Health Inc./Medintell Systems, Oracle Corp./Information Resources-On-Line, Primark Corp./Disclosure Inc., Trans Union/DATEQ Information Network, Automatic Data Processing Inc./AutoInfo, Thomson Corp./Information Access Co., Reed Elsevier PLC/Mead Data Central, and Medaphis Corp./AdvaCare Inc. Hambrecht & Quist reviewed the available premiums paid in such transactions, and it noted that the median premium paid over the trading price one day prior to the announcement of the transaction in the foregoing transactions was 27.7%; the median premium paid over the trading price four weeks prior to the announcement of the transaction in the foregoing transactions was 23.2%. Hambrecht & Quist determined that the Offer of $9.25 represented a premium paid over the trading price one day prior to the announcement of the transaction of 68.2%; and the premium paid over the trading price four weeks prior to the announcement of the transaction was 89.7%. Hambrecht & Quist noted that the median multiple of the latest twelve month's revenue paid in the above transactions was 1.0x. Hambrecht & Quist determined that the Offer of $9.25 per share represented a multiple of 1.4x of Triad's latest twelve month's revenue.

     Hambrecht & Quist did not attempt to prepare any further quantitative valuation analyses based on this comparable transaction analysis because Hambrecht & Quist believed that any comparative multiples that might be derived based upon earnings or other financial data of other such companies would not be meaningful. This view is based upon the fact that the companies comprising the comparable mergers and acquisition group were experiencing operating losses, or the operating results were not available and a comparison would not be relevant or possible.

     No company or transaction used in the above analysis is identical to Triad, CCI or the proposed Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the companies or company to which they are compared. The foregoing description of Hambrecht & Quist's opinion is qualified in its entirety by reference to the full text of such opinion, which is attached as Exhibit 9 to this Schedule 14D-9.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Hambrecht & Quist, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to an engagement letter, dated October 7, 1996, Triad has agreed to pay Hambrecht & Quist an initial retainer of $25,000 and a fee of $200,000 upon delivery of the fairness opinion. Triad has agreed to reimburse Hambrecht & Quist for its reasonable out of pocket expenses, and to indemnify Hambrecht & Quist against certain liabilities, including liabilities under the federal securities laws or relating to or arising out of Hambrecht & Quist's engagement as financial advisor.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Stockholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or by an executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries presently intend to tender into the Offer any Shares which are held of record or beneficially owned by such persons, except that Stanley F. Marquis, the Company's Vice President, Finance and Chief Financial Officer, presently intends to sell approximately 5,000 Shares into the open market on or about October 28, 1996.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company has not undertaken any negotiations in response to the Offer, and no negotiations are underway, which relate to or would result in (i) an extraordinary transaction involving the Company, (ii) a purchase, sale or transfer of a material amount of the assets of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) a material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) and Item 4 above, there are presently no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Purchaser and Parent have informed the Company that, except as described in this Item 8, based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company, but without any independent investigation thereof, neither company is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, Purchaser and Parent have informed the Company that they currently contemplate that such approval or other action will be sought, except as described below under "State Takeover Laws." While, except as otherwise expressly described in this Item 8, Purchaser has informed the Company that it does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment or pay for any Shares tendered.

     State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws, that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp.
v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions.

     Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder." The Company has approved, among other things, the Offer and the Merger for purposes of Section 203 of the DGCL.

     Based on information supplied by the Company and the Company's representations in the Merger Agreement, Purchaser has informed the Company that it does not believe that any state takeover statutes apply to the Offer or the Merger and that it has currently not complied with any state takeover statute or regulation. Purchaser has informed the Company that it reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in the Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser has informed the Company that it might be required to file certain information with, or to receive approvals from, the relevant state authorities, and that it might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, Purchaser has informed the Company that it may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

     Antitrust. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may be consummated following the expiration of a 15-calendar-day waiting period following the filing by the Company and Parent, respectively, of a Notification and Report Form with respect to the Offer, unless either the Company or Parent receives a request for additional information or documentary material from the Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") or unless early termination of the waiting period is granted. The Company expects to file a

Notification and Report Form with respect to the Offer as soon as practicable following commencement of the Offer. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from the Company concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by the Company with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of the Company. In practice, complying with a request for additional information or documentary material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Moreover, the Merger Agreement generally provides that the Offer may be extended for an aggregate period of not more than 60 days in the event that any condition to the Offer is not satisfied.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of the Company. At any time before or after Purchaser's purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Parent or its subsidiaries, or the Company or its subsidiaries. Private parties may also bring legal action under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1    Offer to Purchase, dated October 23, 1996.
Exhibit 2    Letter of Transmittal, dated October 23, 1996.
Exhibit 3    Unit Purchase Agreement, dated as of July 2, 1992, between the Company, Richard
             C. Blum & Associates, Inc., and certain investors, as amended by the First
             Amendment to Unit Purchase Agreement, dated as of August 3, 1992.(1)
Exhibit 4    Exchange Agreement and Second Amendment to Unit Purchase Agreement, dated as of
             March 31, 1995, between the Company, Richard C. Blum & Associates, L.P., and certain investors.(2)
Exhibit 5    Agreement and Plan of Merger, dated October 17, 1996, among Parent, Purchaser and the Company.
Exhibit 6    Stockholders Agreement, dated October 17, 1996, among Parent, Purchaser and the
             Selling Stockholders.
Exhibit 7    Amended and Restated Rights Agreement, dated as of December 6, 1993, between the
             Company and Chemical Trust Company of California, as Rights Agent.(3)
Exhibit 8    Letter to Stockholders of Triad Systems Corporation, dated October 23, 1996.*
Exhibit 9    Opinion of Hambrecht & Quist LLC, dated October 16, 1996.*
Exhibit 10   Text of Press Release, dated October 17, 1996.

---------------

 *  Enclosed with Schedule 14D-9 mailed to Stockholders.

(1) Filed as Exhibit 10.4 to Triad Systems Corporation's Report on Form 8-K (File No. 0-9505) as filed with the Securities and Exchange Commission on August 17, 1992 and incorporated herein by reference.

(2) Filed as Exhibit No. 1 to Triad Systems Corporation's Report on Form 8-K (File No. 0-9505) as filed with the Securities and Exchange Commission on May 10, 1995 and incorporated herein by reference.

(3) Filed as Exhibit 4.2 to Triad Systems Corporation's Annual Report on Form 10-K for the fiscal year ended September 30, 1993 (File No. 0-9505) as filed with the Securities and Exchange Commission and incorporated herein by reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 23, 1996

                                            TRIAD SYSTEMS CORPORATION

                                            By      /s/ STANLEY F. MARQUIS
                                               ---------------------------------
                                                       Stanley F. Marquis
                                               Vice President, Finance and Chief
                                                       Financial Officer

                                                                      SCHEDULE I

                   INFORMATION WITH RESPECT TO THE INTERESTS
                   OF CERTAIN PERSONS IN THE OFFER AND MERGER

     In considering the recommendations of the Board of Directors set forth in
Item 4(a) of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of which this Schedule I is a part, the Company's stockholders should be aware that certain members of the Board of Directors have interests in the Merger and the offer which are described below and which may present them with certain conflicts of interest.

 Interests of Certain Board Members with Respect to Compensation for Services Provided to the Company

     During fiscal 1996, non-employee members of the Board of Directors received the following compensation: (i) $10,000 annual retainer fee; (ii) $1,000 per scheduled or special board meeting or special committee meeting; (iii) $500 per scheduled committee meeting or telephonic board or committee meeting; and (iv) nonqualified stock options pursuant to the Company's Amended and Restated Outside Directors' Stock Option Plan.

 Interests of Executive Officers and Directors with Respect to Shares Currently Held and Shares Subject to the Company's Stock Options

     The Company's 1982 Amended and Restated Stock Option Plan, 1990 Stock Option Plan and Amended and Restated Outside Directors Stock Option Plan each provides that in the event of the direct or indirect sale or exchange by the stockholders of the Company of more than fifty percent (50%) of the stock of the Company to one person or entity (other than the Company or any subsidiary or employee benefit plan thereof), or to an affiliated group of persons or entities (other than the Company or any subsidiary or employee benefit plan thereof), all outstanding options shall become fully exercisable and fully vested as of the date immediately prior to the consummation of such sale. In connection with the Merger, all outstanding options under such plans will automatically become fully vested upon the Effective Time (as defined in the Merger Agreement), and upon the Effective Time, each option will be canceled. In return for the cancellation of options under the Company's option plans, each optionee will receive an amount equal to the product of (i) the excess, if any, of $9.25 over the per Share exercise price of the option, and (ii) the number of Shares for which the option is unexercised.

     The Company's 1990 Employee Stock Purchase Plan (the "Purchase Plan") permits the Board of Directors to establish a different term for an offering as well as a different commending and/or ending date for an offering. In connection with the Merger, the Board of Directors has provided that as of the date immediately following the last payday occurring prior to the expiration date of the Offer (the "Final Purchase Date"), (i) Shares will be purchased with payroll deductions accumulated during the Purchase Plan offering in operation immediately prior to the Final Purchase Date, and (ii) the Purchase Plan will terminate, subject to the consummation of the Merger.

     To the knowledge of the Company, directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 4,585,057 Shares, representing approximately 22% of the outstanding Shares on a "fully-diluted basis" (as defined in the Merger Agreement).

     The directors and executive officers of the Company will be entitled to receive, as contemplated by the Merger Agreement, cash consideration as set forth in the table below (not including cash payments for the purchase of up to 4,500 Shares issuable to officers, excluding Mr. Porter, under the Purchase
Plan):

                                                             SHARES AND OPTION AMOUNTS WITH RESPECT TO
                                                           THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS
                                               DOLLAR      ----------------------------------------------
                                               AMOUNT        OPTIONS
                                  OWNED       AT OFFER      CONVERTED       DOLLAR         TOTAL CASH
             NAME                SHARES         PRICE        TO CASH      AMOUNT(1)     CONSIDERATION(2)
------------------------------- ---------    -----------   -----------    ----------    -----------------
Richard C. Blum................ 1,998,158    $18,482,961        14,000    $   54,250      $ 18,537,211
James R. Porter................   608,464      5,628,292       349,736     2,181,497         7,809,789
William W. Stevens.............   430,340      3,980,645             0             0         3,980,645
Henry M. Gay...................    50,396        466,163        44,000       213,000           679,163
George O. Harmon...............         0              0        44,000       213,000           213,000
Stanley F. Marquis.............    56,425        521,931        99,869       611,787         1,133,718
Shane Gorman...................   156,788      1,450,289        78,500       472,438         1,922,727
Thomas A. King.................    46,000        425,500       200,000     1,116,875         1,542,375
M. Edward Molkenbuhr...........     4,000         37,000        70,000       272,500           309,500
Thomas J. O'Malley.............    59,437        549,792        57,500       333,688           883,480
Chad A. Schneller..............       500          4,625       100,000       450,000           454,625
Dan F. Dent....................       500          4,625        40,000       155,625           160,250
Bruce M. Blanco................    19,000        175,750        28,000       155,350           331,100
Patrick J. Bormann.............     5,444         50,357        24,000       110,000           160,357
          Total................ 3,435,452    $31,777,930     1,149,605    $6,340,010      $ 38,117,940

---------------

(1) Aggregate offer price less aggregate exercise price.

(2) Excluding aggregate exercise price.

  Interests of James R. Porter with Respect to Employment with the Surviving Corporation

     James R. Porter, President, Chief Executive Officer and a member of the Board of Directors, has agreed to become the Chairman of the Board of the Directors of the Surviving Corporation. The terms of Mr. Porter's employment, including the nature of his job responsibilities and compensation structure, have not been agreed upon.

  Severance Benefits

     In 1989, the Board adopted resolutions setting forth a severance policy for executive officers and other employees of the Company (the "1989 Resolutions"). In the Merger Agreement, the Company has represented and warranted that the Board has unanimously adopted resolutions rescinding the 1989 Resolutions, retroactive to the date of the adoption of the 1989 Resolutions, and adopting a severance pay policy the terms of which are to consist of the arrangements described in the 1989 Resolutions, modified as follows: (A) employees (other than executive officers) shall be eligible for severance benefits in accordance with such policy only if they are involuntarily terminated without cause by the Company and its subsidiaries within six (6) months following a change in control (as defined in the 1989 Resolutions); (B) executive officers of the Company shall be eligible for severance benefits in accordance with such policy only if they are involuntarily terminated by the Company and its subsidiaries within twelve (12) months following a change in control (defined as described above) of the Company; (C) the Board of Directors shall have the right to clarify the terms of such severance policy at any time and from time to time, including, but not limited to, resolving any ambiguities or supplying any omission in such severance policy; (D) the Board shall have the right to amend or terminate such severance policy in its sole discretion at any time and from time to time, except no such amendment or termination which materially and adversely affects the rights of any employee of the Company or any of its subsidiaries under the severance policy shall be effective with respect to: (i) any person whose employment with the Company and its subsidiaries has terminated prior to the date of such amendment or termination, (ii) any such employee for a period of six months beginning on the date of a change in control (defined as described above) of the Company and (iii) any executive officer of the Company for a period of twelve months beginning on the date of a change in control (defined as described above); and (E) for all purposes of the severance policy, the date of a change in control of the Company involving a person or an affiliated group of persons shall be the date of the earliest to occur of any of the events defined in the 1989 Resolutions with respect to such person or affiliated group of persons.

                                 EXHIBIT INDEX

   EXHIBIT                                                                               PAGE
   NUMBER                              DOCUMENT DESCRIPTION                             NUMBER
--------------------------------------------------------------------------------------  ------
Exhibit 1    Offer to Purchase, dated October 23, 1996.
Exhibit 2    Letter of Transmittal, dated October 23, 1996.
Exhibit 3    Unit Purchase Agreement, dated as of July 2, 1992, between the Company,
             Richard C. Blum & Associates, Inc., and certain investors, as amended by the First Amendment to Unit Purchase Agreement, dated as of August 3,
             1992.(1)
Exhibit 4    Exchange Agreement and Second Amendment to Unit Purchase Agreement, dated as of March 31, 1995, between the Company, Richard C. Blum & Associates,
             L.P., and certain investors.(2)
Exhibit 5    Agreement and Plan of Merger, dated October 17, 1996, among Parent,
             Purchaser and the Company.
Exhibit 6    Stockholders Agreement, dated October 17, 1996, among Parent, Purchaser and the Selling Stockholders.
Exhibit 7    Amended and Restated Rights Agreement, dated as of December 6, 1993, between the Company and Chemical Trust Company of California, as Rights
             Agent.(3)
Exhibit 8    Letter to Stockholders of Triad Systems Corporation, dated October 23,
             1996.*
Exhibit 9    Opinion of Hambrecht & Quist LLC, dated October 16, 1996.*
Exhibit 10   Text of Press Release, dated October 17, 1996.

---------------

 *  Enclosed with Schedule 14D-9 mailed to Stockholders.

(1) Filed as Exhibit 10.4 to Triad Systems Corporation's Report on Form 8-K (File No. 0-9505) as filed with the Securities and Exchange Commission on August 17, 1992 and incorporated herein by reference.

(2) Filed as Exhibit No. 1 to Triad Systems Corporation's Report on Form 8-K (File No. 0-9505) as filed with the Securities and Exchange Commission on May 10, 1995 and incorporated herein by reference.

(3) Filed as Exhibit 4.2 to Triad Systems Corporation's Annual Report on Form 10-K for the fiscal year ended September 30, 1993 (File No. 0-9505) as filed with the Securities and Exchange Commission and incorporated herein by reference.